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                           June 26, 2024

       Brett Urban
       Chief Financial Officer
       BrightView Holdings, Inc.
       980 Jolly Road
       Blue Bell, Pennsylvania 19422

                                                        Re: BrightView
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2024
                                                            File No. 333-280394

       Dear Brett Urban:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jane
Park at 202-551-7439 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Industrial Applications and

                           Services
       cc:                                              Joseph Kaufman, Esq.